02 MAR 27 AM 8: 25

22 March 2002

Keppel Corporation
Limited
23 Church Street
#15-01 Capital Square
Singapore 049481

Tel: (65) 2706666
Fax: (65) 8857391/8857403

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letters confirming despatch of the said share certificates and Form 24 relating to the Company's issue of 20,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

PROCESSED

APR 1 9 2002

THOMSON
FINANCIAL

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 20,000 ORDINARY SHARES OF $0.50 EACH CREDITED
AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 22ND DAY OF MARCH 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION __227,000__ OF SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __227,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : __Pari Passu__

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
			Share/Stock Units	$		$
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise 766,969,091	383,484,545.50	Before Exercise :	17,064,000
			Add Exercise 20,000	10,000.00	Less Exercise :	(20,000)
			After Exercise 766,989,091	383,494,545.50	Outstanding :	17,044,000

3. Outstanding Warrants/TSRs :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name : _____CAROLINE CHANG_____   Authorised Signature :

   Designation : _____COMPANY SECRETARY_____   Date : _____22 March 2002_____

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment).

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
7,000	$2.80	$19,600.00	Exercised by Christopher Ooi Yew Tee
10,000	$2.80	$28,000.00	Exercised by Lim Siew Hwa
3,000	$2.80	$8,400.00	Exercised by Lee Seow Siew Felicia
	Total value of shares exercised =	$56,000.00	

Notes:
(1)   Adjustments to subscription price to be disclosed as footnotes
(2)   Value of shares exercised = the number of shares allotted multiply by their exercise price

| RETURN OF ALLOTMENT OF SHARES | 24 |

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on   25 May 2001 . . . .
The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

.1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	20,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Keppel Corporation Limited Address: 23 Church Street #15-01 Capital Square Singapore 049481 Tel No: 8857 471 A/c No: Fax No: 8857 391	Date of Registration: Receipt No: Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 20,000 ordinary shares for a cash consideration. (f) 21.3.2002

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
  Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,494,545.50	-	-
Paid-up Share Capital	$383,494,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 March 2002

Signature: ....

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65) 3236200

22 March 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 20,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 20,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Eran Lay Hoon)
GFD
EC
GM (GTR)

c.c. Ms Caroline Chang
      General Manager (Group Legal)
      Keppel Corporation Limited
      23 Church Street #15-01 Capital Square
      Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	766,969,091	
SHARE OPTION SCHEME	20,000	21.03.2002
TOTAL	766,989,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

02 MAR 27 AM 8: 25

21 March 2002

Keppel Corporation   Tel: (65) 2706666
Limited   Fax: (65) 8857391/8857403
23 Church Street
#15-01 Capital Square
Singapore 049481

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading
Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letters
confirming despatch of the said share certificates and Form 24 relating to the Company's issue
of 227,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option
Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the SEC or
otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter
nor the furnishing of such documents and information shall constitute an admission for any
purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 227,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 21ST DAY OF MARCH 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 227,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 227,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		$
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise	766,742,091	383,371,045.50	Before Exercise :	17,291,00
			Add Exercise	227,000	113,500.00	Less Exercise :	(227,00
			After Exercise	766,969,091	383,484,545.50	Outstanding :	17,064,00

3. Outstanding Warrants/TSRs   :   Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by sha at the Extraordinary General Meeting held on 7TH MAY 1987.

    Name   :   CAROLINE CHANG   Authorised Signature   :

    Designation   :   COMPANY SECRETARY   Date   :   21 March 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in th payment).

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
90,000	$2.80	$252,000.00	Exercised by Sim Kee Boon
40,000	$2.80	$112,000.00	Exercised by Wong Ngiam Jih
12,000	$2.80	$33,600.00	Exercised by Lam Chee Kin
22,000	$2.80	$61,600.00	Exercised by Wong Kui Seng Joseph
6,000	$2.80	$16,800.00	Exercised by Ho Soo Hui
3,000	$2.80	$8,400.00	Exercised by Lim Yuet Lan Catherine
3,000	$2.80	$8,400.00	Exercised by Tan Leong Seng
3,000	$2.80	$8,400.00	Exercised by Teng Chai Heng
13,000	$2.80	$36,400.00	Exercised by Martha Yin Chin Bee
10,000	$2.80	$28,000.00	Exercised by Nichole Tan Su-Lin
15,000	$3.96	$59,400.00	Exercised by Chan Yee Liang
4,000	$3.78	$15,120.00	Exercised by Wong Keng Fei
6,000	$3.78	$22,680.00	Exercised by Neo Wee Sim
	Total value of shares exercised =	$662,800.00	

Notes:
(1)   Adjustments to subscription price to be disclosed as footnotes
(2)   Value of shares exercised = the number of shares allotted multiply by their exercise price

| RETURN OF ALLOTMENT OF SHARES | 24 |

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   .... 25 May 2001 ....

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	202,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use

Name: Keppel Corporation Limited
Address: 23 Church Street
        #15-01 Capital Square
        Singapore 049481
        Tel No: 8857 471
A/c No: Fax No: 8857 391
	Date of Registration:
	
	Receipt No:
	
	Checked By:

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment

(a) The Central Depository (Pte) Ltd
 	
(b) 20 Cecil Street
      6th Floor The Exchange
      Singapore 049705
 	
(c) 198003912M
 	
(d) Singapore
	(e) 202,000 ordinary shares
	      for a cash consideration.
	
	(f) 20.3.2002

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,472,045.50	-	-
Paid-up Share Capital	$383,472,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 21 March 2002

Signature: . . . .

Name of *~~Director~~ / Secretary :   Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

RETURN OF ALLOTMENT OF SHARES 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   ....   25 May 2001   ....
The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.   .

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.96	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.46	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 20.3.2002

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,479,545.50	-	-
Paid-up Share Capital	$383,479,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 21 March 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

RETURN OF ALLOTMENT OF SHARES

24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   . . . . 25 May 2001 . . . .

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share		.	
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**

Name: Keppel Corporation Limited
Address: 23 Church Street
             #15-01 Capital Square
             Singapore 049481
                     Tel No: 8857 471
A/c No: Fax No: 8857 391
	Date of Registration:
	
	Receipt No:
	
	Checked By:

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 10,000 ordinary shares for a cash consideration. (f) 20.3.2002

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
  Details of consideration need not be provided.

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,484,545.50	-	-
Paid-up Share Capital	$383,484,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 21 March 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65) 3236200

21 March 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 227,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 227,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	766,742,091	
SHARE OPTION SCHEME	227,000	20.03.2002
TOTAL	766,969,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

02 MAR 27 AM 8: 25

19 March 2002

Keppel Corporation	Tel: (65) 2706666
Limited	Fax: (65) 8857391/8857403
23 Church Street	
#15-01 Capital Square	
Singapore 049481	

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letters confirming despatch of the said share certificates and Form 24 relating to the Company's issue of 6,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 6,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 19TH DAY OF MARCH 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 6,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 6,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		$
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise	766,736,091	383,368,045.50	Before Exercise :	17,297,000
			Add Exercise	6,000	3,000.00	Less Exercise :	(6,000)
			After Exercise	766,742,091	383,371,045.50	Outstanding :	17,291,000

3. Outstanding Warrants/TSRs :

Nominal Value of Outstanding Convertible Loan Stock/Bonds :

Outstanding Convertible Bonds:

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.

Name : CAROLINE CHANG   Authorised Signature :

Designation : COMPANY SECRETARY   Date : 19 March 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment).

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
2,000 3,000	$3.50 $3.78	$7,000.00 $11,340.00	)- Exercised by Poon Siew Loong)
1,000	$3.78	$3,780.00	Exercised by Leong Kwok Sun
	Total value of shares exercised =	$22,120.00	

Notes:
(1)   Adjustments to subscription price to be disclosed as footnotes
(2)   Value of shares exercised = the number of shares allotted multiply by their exercise price

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   . . . . 25 May 2001 . . . .
The shares referred to in this return were allotted, or are deemed to have been allotted under section
63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use

Name: Keppel Corporation Limited
Address: 23 Church Street
          #15-01 Capital Square
          Singapore 049481
               Tel No: 8857 471
A/c No: Fax No: 8857 391
	Date of Registration:
	
	Receipt No:
	
	Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment

(a) The Central Depository (Pte) Ltd
 	
(b) 20 Cecil Street
      6th Floor The Exchange
      Singapore 049705
 	
(c) 198003912M
 	
(d) Singapore
	(e) 2,000 ordinary shares
	        for a cash consideration.
	
	(f) 18.3.2002

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,369,045.50	-	-
Paid-up Share Capital	$383,369,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 19 March 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   . . . . .25 May 2001. . . . .

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: Keppel Corporation Limited	Date of Registration:
Address: 23 Church Street #15-01 Capital Square Singapore 049481	Receipt No:
Tel No: 8857 471	Checked By:
A/c No: Fax No: 8857 391	

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment

(a) The Central Depository (Pte) Ltd
 	
(b) 20 Cecil Street
     6th Floor The Exchange
     Singapore 049705
 	
(c) 198003912M
 	
(d) Singapore
	(e) 4,000 ordinary shares
	       for a cash consideration.
	
	(f) 18.3.2002

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
  Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM 24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,371,045.50	-	-
Paid-up Share Capital	$383,371,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 19 March 2002

Signature: ....

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65)3236200

19 March 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 6,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 6,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Ms Gran Lay Huon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
     General Manager (Group Legal)
     Keppel Corporation Limited
     23 Church Street #15-01 Capital Square
     Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	766,736,091	
SHARE OPTION SCHEME	6,000	18.03.2002
TOTAL	766,742,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS



02 MAR 27 AM 8: 25

18 March 2002

Keppel Corporation   Tel: (65) 2706666
Limited   Fax: (65) 8857391/8857403
23 Church Street
#15-01 Capital Square
Singapore 049481

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   <u>BY COURIER</u>
Washington DC 20549
U.S.A.

<u>Attn: Special Counsel/Office of International Corporate Finance</u>

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letters confirming despatch of the said share certificates and Form 24 relating to the Company's issue of 5,000 shares to option holder issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 5,000 ORDINARY SHARES OF $0.50 EACH CREDITED
AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 18TH DAY OF MARCH 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 5,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 5,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Oustanding Shares/Stock Units	
				Share/Stock Units	$		$
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise	766,731,091	383,365,545.50	Before Exercise :	17,302,000
			Add Exercise	5,000	2,500.00	Less Exercise :	(5,000)
			After Exercise	766,736,091	383,368,045.50	Outstanding :	17,297,000

3. Outstanding Warrants/TSRs :   Outstanding Convertible Bonds:

Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by sharehol at the Extraordinary General Meeting held on 7TH MAY 1987.

Name   :   CAROLINE CHANG   Authorised Signature :

Designation   :   COMPANY SECRETARY   Date   :   18 March 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the prev payment).

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
2,000 3,000	$3.50 $3.78	$7,000.00 $11,340.00	)- Exercised by Ng Heock Keng)
	Total value of shares exercised =	$18,340.00	

Notes:
(1)   Adjustments to subscription price to be disclosed as footnotes
(2)   Value of shares exercised = the number of shares allotted multiply by their exercise price

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   25 May 2001 . . . .
    The shares referred to in this return were allotted, or are deemed to have been allotted under section
63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use

Name: Keppel Corporation Limited
Address: 23 Church Street
    #15-01 Capital Square
    Singapore 049481
        Tel No: 8857 471
A/c No: Fax No: 8857 391
	Date of Registration:
	
	Receipt No:
	
	Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM 24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 2,000 ordinary shares for a cash consideration. (f) 15.3.2002

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,366,545.50	-	-
Paid-up Share Capital	$383,366,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 18 March 2002

Signature: ....

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   . . . . .25 May 2001. . . . .

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Keppel Corporation Limited	Date of Registration:
Address: 23 Church Street #15-01 Capital Square Singapore 049481 Tel No: 8857 471	Receipt No: Checked By:
A/c No: Fax No: 8857 391	

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 15.3.2002

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,368,045.50	-	-
Paid-up Share Capital	$383,368,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 18 March 2002

Signature: ....

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65)3236200

18 March 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 5,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 5,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
     General Manager (Group Legal)
     Keppel Corporation Limited
     23 Church Street #15-01 Capital Square
     Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	766,731,091	
SHARE OPTION SCHEME	5,000	15.03.2002
TOTAL	766,736,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS



02 MAR 27 AM 8: 25

15 March 2002

Keppel Corporation   Tel: (65) 2706666
Limited   Fax: (65) 8857391/8857403
23 Church Street
#15-01 Capital Square
Singapore 049481

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   <u>BY COURIER</u>
Washington DC 20549
U.S.A.

<u>Attn: Special Counsel/Office of International Corporate Finance</u>

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letters confirming despatch of the said share certificates and Form 24 relating to the Company's issue of 5,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 5,000 ORDINARY SHARES OF $0.50 EACH CREDITED
AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 15TH DAY OF MARCH 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 5,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 5,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Oustanding Shares/Stock Units		
				Share/Stock Units	$		
			Before Exercise	766,726,091	383,363,045.50	Before Exercise :	17,307,000
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Add Exercise	5,000	2,500.00	Less Exercise :	(5,000)
			After Exercise	766,731,091	383,365,545.50	Outstanding :	17,302,000

3. Outstanding Warrants/TSRs :

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

   Outstanding Convertible Bonds:

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.

Name : **CAROLINE CHANG**

Authorised Signature :

Designation : **COMPANY SECRETARY**

Date : **15 March 2002**

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment).

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
1,000	$3.78	$3,780.00	Exercised by Kong Weng Fatt
1,000	$3.78	$3,780.00	Exercised by Ling Suan Teck
1,000	$3.78	$3,780.00	Exercised by Tan Wan Chuah
1,000	$3.78	$3,780.00	Exercised by Wee Bian Hock
1,000	$3.78	$3,780.00	Exercised by Yeo Tiong Leng
	Total value of shares exercised =	$18,900.00	

Notes:
(1)   Adjustments to subscription price to be disclosed as footnotes
(2)   Value of shares exercised = the number of shares allotted multiply by their exercise price

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   . . . . 25 May 2001 . . . .
The shares referred to in this return were allotted, or are deemed to have been allotted under section
63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use

Name: Keppel Corporation Limited
Address: 23 Church Street
            #15-01 Capital Square
            Singapore 049481
                         Tel No: 8857 471
A/c No: Fax No: 8857 391
	Date of Registration:
	
	Receipt No:
	
	Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name
(b) Address
(c) NRIC/Passport No/Registration No
(d) Nationality/Country of Incorporation
	(e) †No and class of
	    shares allotted and
	    consideration therefor
	(f) Date of allotment

(a) The Central Depository (Pte) Ltd
 	
(b) 20 Cecil Street
     6th Floor The Exchange
     Singapore 049705
 	
(c) 198003912M
 	
(d) Singapore
	(e) 5,000 ordinary shares
	     for a cash consideration.
	
	(f) 14.3.2002

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
  Details of consideration need not be provided.

Form 24 Continuation Sheet 2

		FORM **24**
Name of Company:	KEPPEL CORPORATION LIMITED	
Company No:	196800351N	

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,365,545.50	-	-
Paid-up Share Capital	$383,365,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 15 March 2002

Signature: ....

Name of *Director / Secretary :   Caroline Chang

---
* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65) 3236200

15 March 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 5,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 5,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	766,726,091	
SHARE OPTION SCHEME	5,000	14.03.2002
TOTAL	766,731,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS